Aviv REIT, Inc.
303 West Madison Street, Suite 2400
Chicago, Illinois 60606
December 7, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Aviv REIT, Inc. Registration Statement on Form S-11, as amended (Registration No. 333-152039)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Aviv REIT, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (Registration No. 333-152039), initially filed with the Commission on June 30, 2008, together with all exhibits thereto (the “Registration Statement”).
     Due to prevailing market conditions, the Company has determined not to use the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.
     The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     The Company understands that this application for withdrawal will be effective immediately, although, pursuant to Rule 477 under the Securities Act, the Commission may within the next fifteen days determine that the request should not be granted.
     If you have any questions with respect to this matter, please contact the Company’s counsel, Robert L. Verigan of Sidley Austin LLP, at (312) 853-4348.
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Very truly yours, AVIV REIT, INC.
By:	/s/ Craig M. Bernfield
	Name:	Craig M. Bernfield
	Title:	Chief Executive Officer and President

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